SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Form 6-K**

**Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16**
**Under the Securities Exchange Act of 1934**



For the month of December, 2001

**Sharpe Resources Corporation**
(Translation of registrant's name into English)

**2 Houston Center, 909 Fannin Street, Suite 1450, Houston, Texas 77010**
(Address of principle executive offices)



Indicate by check mark whether the registrant files or will file
Annual reports under Form 20-F or Form 40-F

Form 20-F X Form 40-F ________

Indicate by check mark whether the registrant by furnishing the
Information contained in this Form is also thereby furnishing the
Information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes X No ________

If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82- 4009

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

**Sharpe Resources Corporation**
(Registrant)

Date May 29, 2002 By: ______________________
(Signature)*
Roland M. Larsen - President

* Print the name and title of the signing officer under his signature.

# Sharpe Resources Corporation

## Consolidated Financial Statements

# Auditors' Report

To the Shareholders of
Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated May 18, 2000.

Toronto, Canada
April 18, 2002

(Signed) Grant Thornton LLP
Chartered Accountants

**Sharpe Resources Corporation**
**Consolidated Balance Sheets**
(Expressed in United States Dollars)

| December 31 | | 2001 | | 2000 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current | | | | |
| Cash and cash equivalents | $ | 329,500 | $ | 329,784 |
| Receivables | | 229,557 | | 305,499 |
| Inventory | | 6,972 | | 27,749 |
| | | 566,029 | | 663,032 |
| Deferred financing costs (Note 4) | | - | | 233,354 |
| Petroleum and natural gas properties (Note 5) | | - | | 6,669,961 |
| Office equipment (Note 6) | | 3,949 | | 16,066 |
| | $ | 569,978 | $ | 7,582,413 |
| **Liabilities** | | | | |
| Current | | | | |
| Payables and accruals | $ | 59,194 | $ | 767,738 |
| Loan facility (Note 7) | | - | | 691,865 |
| Advances from related parties (Note 8) | | 32,519 | | 493,894 |
| Current portion of long term debt | | - | | 457,990 |
| | | 91,713 | | 2,411,487 |
| Long term debt (Note 9) | | 931,868 | | 3,324,516 |
| Future site restoration and abandonment costs (Note 10) | | 13,500 | | 13,500 |
| | | 1,037,081 | | 5,749,503 |
| **Capital Stock and Deficit** | | | | |
| Capital stock (Notes 11, 12 and 13) | | 10,921,861 | | 10,888,834 |
| Deficit | | 11,388,964 | | 9,055,924 |
| | | (467,103) | | 1,832,910 |
| | $ | 569,978 | $ | 7,582,413 |

The Company and operations (Note 1)

On behalf of the Board

(Signed) Roland M. Larsen Director

(Signed) Gary Sugar Director

See accompanying notes to the consolidated financial statements.

## Sharpe Resources Corporation
## Consolidated Statements of Operations and Deficit

(Expressed in United States Dollars)

| Years Ended December 31 | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Petroleum and natural gas revenue** | $ 1,338,505 | $ 2,254,220 | $ 2,694,994 |
| **Costs and expenses** | | | |
| Operating | 294,757 | 592,474 | 855,829 |
| General and administrative | 899,311 | 786,205 | 929,232 |
| Depletion, depreciation and amortization (Note 14) | 478,654 | 816,999 | 804,031 |
| Interest (Note 15) | 172,977 | 255,632 | 445,304 |
| | 1,845,699 | 2,451,310 | 3,034,306 |
| **Loss before the following** | (507,194) | (197,090) | (339,402) |
| Gain on settlement of debt (Note 1) | 13,671 | 1,313,900 | - |
| Write off of base metal exploration property | - | - | (160,098) |
| Loss on disposal of petroleum and natural gas properties | (1,839,517) | - | - |
| **Earnings (loss) before income taxes** | (2,333,040) | 1,116,810 | (499,500) |
| **Income taxes (Note 16)** | - | - | - |
| **Net earnings (loss)** | $ (2,333,040) | $ 1,116,810 | $ (499,550) |
| **Earnings (loss) per common share (Note 17)** | | | |
| Basic | $ (0.07) | $ 0.03 | $ (0.02) |
| Diluted | $ (0.07) | $ 0.03 | $ (0.02) |
| **Deficit at beginning of year** | $ (9,055,924) | $ (10,172,734) | $ (9,673,234) |
| **Net earnings (loss)** | (2,333,040) | 1,116,810 | (499,500) |
| **Deficit at end of year** | $ (11,388,964) | $ (9,055,924) | $ 10,172,734) |

See accompanying notes to the consolidated financial statements.

**Sharpe Resources Corporation**
**Consolidated Statements of Cash Flows**
(Expressed in United States Dollars)

| Years Ended December 31 | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Increase (decrease) in cash and cash equivalents** | | | |
| **Operating activities** | | | |
| Net earnings (loss) | $ (2,333,040) | $ 1,116,810 | $ (499,500) |
| Operating items not involving cash | | | |
| Depreciation, depletion and amortization | 478,654 | 816,999 | 804,031 |
| Stock issued in lieu of services | 33,027 | 33,783 | - |
| Write off of creditors | (15,167) | - | - |
| Loan facility issue costs | - | 40,007 | - |
| Loss on disposal of petroleum and natural gas assets | 1,839,517 | - | - |
| Gain on settlement of debt | (13,671) | (1,313,900) | - |
| Write off of base metal exploration property | - | - | 160,098 |
| | (10,680) | 693,699 | 464,629 |
| Change in non-cash operating working capital (Note 18) | (1,073,200) | (1,180,338) | 2,339,328 |
| | (1,083,880) | (486,639) | 2,803,957 |
| **Financing activities** | | | |
| Repayments on long-term debt | (2,752,839) | (2,289,637) | (709,457) |
| Repayments on loan facility | (691,865) | (208,135) | - |
| Issue of Series A debentures, net of issue costs of 291,692 | - | 2,008,308 | - |
| Loan facility, net of issue costs of $40,007 | - | 859,993 | - |
| Exercise of warrants | - | - | - |
| Change in non-cash financing working capital (Note 18) | - | (29,375) | - |
| | (3,444,704) | 341,154 | (709,457) |
| **Investing activities** | | | |
| Additions to petroleum and natural gas properties | (645,329) | (379,952) | (2,117,895) |
| Proceeds on disposal of petroleum and natural gas properties | 5,171,016 | 310,374 | 350,000 |
| Additions to capital assets | (1,732) | - | - |
| Proceeds on disposal of capital assets | 4,345 | - | - |
| Change in non-cash investing working capital (Note 18) | - | 98,879 | - |
| | 4,528,300 | 29,301 | (1,767,895) |
| **Cash and cash equivalents** | | | |
| Net (decrease) increase | (284) | (116,184) | 326,605 |
| Beginning of year | 329,784 | 445,968 | 119,363 |
| End of year | $ 329,500 | $ 329,784 | $ 445,968 |

Supplemental cash flow information (Note 18)

See accompanying notes to the consolidated financial statements.

(Amounts Expressed in United States Dollars)

## 1. The Company and operations

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for and production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange.

In 2001, the Company sold substantially all of its petroleum and natural gas properties. The Company will evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization (the "Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2001 and 2000, the Company still had outstanding debt under the Chapter 11 Plan, the details of which are described in Note 9.

## 2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company, Sharpe Energy, and the Company's inactive wholly-owned Canadian subsidiary, 1032144 Ontario Inc.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Joint operations

The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

### Cash and cash equivalents

Cash and cash equivalents includes amounts on deposits at Canadian and United States financial institutions.

## 2. Summary of significant accounting policies (continued)

### Inventory

Inventory of petroleum is carried at the lower of average cost and net realizable value.

### Deferred financing costs

Deferred financing costs are amortized over the term of the related debt on the straight line method.

### Petroleum and natural gas properties

Capitalized costs

The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas resources are capitalized. Costs include lease acquisition, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proved reserves. Net cash flow is estimated using year-end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations as additional depletion and depreciation.

Future site restoration and abandonment costs

Estimated costs relating to future site restoration and abandonments are provided for over the life of proved reserves on a unit-of-production basis. Costs are estimated, net of expected recoveries, based upon current legislation, costs, technology and industry standards. The annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charged against the accumulated provision when incurred.

## 2. Summary of significant accounting policies (continued)

### Office equipment and related depreciation

Office equipment is recorded at cost and is depreciated on a straight-line basis ranging from three to five years.

### Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

### Stock-based compensation plans

The Company has one stock option plan, which is described in Note 12. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

### Income taxes

Future income tax assets are recognized on temporary timing differences between reported and taxable income and on losses incurred more likely than not to be carried forward to reduce future taxable income. Future income tax liabilities are recognized on temporary timing differences between reported and taxable income which will increase future taxable income.

### Earnings (loss) per common share

Basic earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

### Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

(Amounts Expressed in United States Dollars)

### 3. Investment in Royal Standard Minerals Inc.

At December 31, 2000, the Company owned approximately 22% of the issued and outstanding common shares of Royal Standard Minerals Inc. and its investment is accounted for using the equity method. As a result of continued losses, the carrying value of the investment was reduced to nil in 1998.

In November 2001, the shares owned by the Company were cancelled under the terms of an escrow agreement.

Royal Standard Minerals Inc. is a base metal exploration company with properties in Canada and the United States.

### 4. Deferred financing costs

| | 2001 | 2000 |
|---|---|---|
| Series A debentures | $ - | $ 291,692 |
| Accumulated amortization | - | 58,338 |
| Net carrying value | $ - | $ 233,354 |

As a result of the retirement of the debentures in 2001, all of the remaining deferred financing costs were amortized in 2001.

### 5. Petroleum and natural gas properties

| | 2001 | 2000 |
|---|---|---|
| Cost | $ 64,000 | $ 10,065,581 |
| Accumulated depletion and depreciation | 64,000 | 3,395,620 |
| Net carrying value | $ - | $ 6,669,961 |

In 2001, the carrying value of the Company's properties was reduced to nil as a result of the application of the ceiling test.

### 6. Office equipment

| | 2001 | 2000 |
|---|---|---|
| Cost | $ 64,146 | $ 76,897 |
| Accumulated depreciation | 60,197 | 60,831 |
| Net carrying value | $ 3,949 | $ 16,066 |

(Amounts Expressed in United States Dollars)

### 7. Loan facility

In August 2000, the Company obtained an unsecured loan facility for $900,000 to fund well recompletion expenditures.

Issue costs of $40,007 in relation to this facility were included in interest expense in the consolidated statement of operations in 2000.

In April 2001, the Company sold its Gulf of Mexico Matagorda wells and repaid the loan facility.

### 8. Advances from related parties

| | 2001 | 2000 |
|---|---|---|
| Royal Standard Minerals Inc. | $ 15,219 | $ 476,594 |
| Directors | 17,300 | 17,300 |
| | $ 32,519 | $ 493,894 |

Royal Standard Minerals Inc. is considered to be related to the Company because of common management. Advances from Royal Standard Minerals Inc. are unsecured and bear interest at prime plus 2% per annum commencing in 2000. Advances from directors are unsecured and non-interest bearing.

### 9. Long term debt

| | 2001 | 2000 |
|---|---|---|
| Series A debentures | $ - | $ 2,164,039 |
| Secured vendor loan claims | - | 643,335 |
| Unsecured vendor loan claims | 931,868 | 975,132 |
| | 931,868 | 3,782,506 |
| Current portion | - | 457,990 |
| Long term portion | $ 931,868 | $ 3,324,516 |

**Series A debentures**

On June 5, 2000, the Company completed a $2,300,000 debenture financing. The debentures were for five years with a 12% fixed interest rate coupon with quarterly interest and principal payments and included 2,300,000 detachable warrants to acquire a like number of common shares of the Company for two years at Canadian $0.25 per common share. The debentures were secured by certain petroleum and natural gas properties.

During the year ended December 31, 2001, the debentures were retired.

(Amounts Expressed in United States Dollars)

## 9. Long term debt (continued)

### Secured vendor loan claims

Pursuant to the Chapter 11 Plan, agreed secured vendor loan claims were to be paid in full over a 42 month period at a 10% interest rate.

During the year ended December 31, 2001, all outstanding secured vendor loan claims were settled.

### Unsecured vendor loan claims

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 5 years. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

## 10. Future site restoration and abandonment costs

At December 31, 2001, the total future removal and site restoration costs to be accrued over the life of the remaining proved reserves were estimated to be $130,754 of which $13,500 has been provided for in the accounts.

## 11. Capital stock

### Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

| Common shares issued | Shares | Amount |
|---|---|---|
| Outstanding at December 31, 1998 and 1999 | 32,484,803 | $ 10,855,051 |
| Shares issued (at market value) for consulting services | 200,000 | 33,783 |
| Outstanding at December 31, 2000 | 32,684,803 | 10,888,834 |
| Shares issued (at market value) for consulting services | 500,000 | 33,027 |
| Outstanding at December 31, 2001 | 33,184,803 | $ 10,921,861 |

(Amounts Expressed in United States Dollars)

## 12. Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors and employees. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5,000,000 nor more than 5% of the then outstanding common shares of the Company for any optionee.

| | Number of Common Shares | | Weighted Average Exercise Price Canadian $ | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Outstanding at beginning of year | 2,925,000 | 1,983,500 | $ 0.15 | $ 0.34 |
| Granted during year | - | 1,334,000 | $ - | $ 0.31 |
| Exercised during year | - | - | $ - | $ - |
| Cancelled or expired during year | (1,235,000) | (392,500) | $ 0.15 | $ 0.34 |
| Outstanding at end of year | 1,690,000 | 2,925,000 | $ 0.15 | $ 0.31 |

In May 2001, all outstanding options were repriced at Canadian $0.15.

| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
|---|---|---|---|
| $ 0.15 | 1,690,000 | 3.6 | $ 0.15 |

## 13. Common share warrants

At December 31, 1999, warrants to acquire 1,400,000 common shares of the Company at a price of Canadian $0.50 per share until February 20, 2001 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

In conjunction with issue of Series A debentures described in Note 9, on June 5, 2000, the Company issued warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 per share until June 5, 2002.

(Amounts Expressed in United States Dollars)

### 13. Common share warrants (continued)

At December 31, 2000, warrants to acquire 1,400,000 common shares of the Company at a price of Canadian $0.50 per share until February 20, 2001, warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 until June 5, 2002 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

In February 2001, the Company received approval from securities regulatory authorities to extend the exercise date of the 1,400,000 warrants that were to expire on February 20, 2001 to February 20, 2002 on the following condition. Should the average trading price of the Company's common stock exceed Canadian $0.50 for five business days, these warrants must be exercised within 45 days but not later than February 20, 2002.

At December 31, 2001 warrants to acquire 1,400,000 common shares of the company at a price of Canadian $0.50 per share until February 20, 2002 (which expired on maturity), warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 until June 5, 2002 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

| 14. Depletion, depreciation and amortization | 2001 | 2000 | 1999 |
|---|---|---|---|
| Petroleum and natural gas properties | $ 235,796 | $ 720,000 | $ 633,374 |
| Future site restoration costs | - | 13,500 | - |
| Office equipment | 9,504 | 25,161 | 15,809 |
| Deferred charges | 233,354 | - | 154,848 |
| Financing costs | - | 58,338 | - |
| | $ 478,654 | $ 816,999 | $ 804,031 |

| 15. Interest expense | 2001 | 2000 | 1999 |
|---|---|---|---|
| Advances from Royal Standard Minerals Inc. | $ 33,095 | $ 34,022 | $ - |
| Series A debentures | 86,038 | 135,191 | - |
| Secured vendor loan claims | 16,921 | 36,661 | - |
| Unsecured vendor loan claims | 36,808 | 9,751 | - |
| Loan facility issue costs | - | 40,007 | - |
| EnCap Energy Capital Fund III, L.P. | - | - | 445,304 |
| | $ 172,862 | $ 255,632 | $ 445,304 |

(Amounts Expressed in United States Dollars)

### 16. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statement of operations.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Earnings (loss) before income taxes reflected in consolidated statement of operations | $ (2,524,257) | $ 1,116,810 | $ (499,500) |
| Expected income tax expense (recovery) | $ (1,022,000) | $ 498,000 | $ (223,000) |
| Deductible share issue costs | (138,000) | (112,000) | (89,000) |
| Loss reduction relating to gain on settlement of debt | (6,000) | (536,000) | - |
| Statutory rate difference - Canada/U.S. | - | (5,000) | 73,000 |
| Other | - | (9,000) | 120,000 |
| Valuation allowance | 1,166,000 | 164,000 | 119,000 |
| Income tax expense (recovery) reflected in consolidated statement of operations | $ - | $ - | $ - |

The following table reflects future income tax assets at December 31, 2001 and 2000.

| | 2001 | 2000 |
|---|---|---|
| Unclaimed non-capital losses | $ 4,050,000 | $ 5,046,000 |
| Carrying value of capital assets over (below) values for income tax purposes | 112,000 | (2,802,000) |
| Future site restoration costs not yet deductible | 5,000 | 6,000 |
| Unclaimed share issue costs | 107,000 | 226,000 |
| Investment in excess of accounting value | 291,000 | 320,000 |
| | 4,565,000 | 2,796,000 |
| Less valuation allowance | 4,565,000 | 2,796,000 |
| Future income tax assets recognized | $ - | $ - |

At December 31, 2001, the parent company had unclaimed resource pools of $150,000, unclaimed share issue costs of $263,000 and unclaimed non-capital losses carried forward of $2,390,000. Of the non-capital losses, $300,000 expire in fiscal 2003, $450,000 expire in fiscal 2004 and $375,000 expire in fiscal 2005.

At December 31, 2001, Sharpe Energy had unclaimed resource pools of $110,000 and unclaimed non-capital losses carried forward of $8,580,000. None of these losses expire in the next three years.

(Amounts Expressed in United States Dollars)

### 17. Per share amounts

The weighted average number of common shares outstanding in 2001, 2000 and 1999 used in computing basic earnings (loss) per share were 32,957,407, 32,599,324 and 32,484,803, respectively.

Due to the loss in 2001 and 1999, no diluted loss per share in provided as the inclusion of share purchase options and warrants would be anti-dilutive. In 2000, the number of shares used in the calculation of diluted earnings per share was 32,599,324 which excluded thE potential exercise of 4,200,000 warrants and 2,925,000share purchase options because of their ant-dilutive effect.

### 18. Supplemental cash flow information

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Changes in non-cash working capital | | | |
| Receivables | $ 75,942 | $ 262,181 | $ 327,173 |
| Inventory | 20,777 | 14,702 | 26,948 |
| Payables and accruals | (708,544) | (1,349,252) | 2,092,766 |
| Due to related parties | (461,375) | (38,465) | (107,559) |
| | $ (1,073,200) | $ (1,110,834) | $ 2,339,328 |
| Operating activities | $ (1,073,200) | $ (1,180,338) | $ 2,339,328 |
| Financing activities | - | (29,375) | - |
| Investing activities | - | 98,879 | - |
| | $ (1,073,200) | $ (1,110,834) | $ 2,339,328 |
| Interest paid | $ 172,862 | $ 255,632 | $ 445,304 |
| Income taxes paid | $ - | $ - | $ - |

## 19. Financial instruments

### Fair value

At December 31, 2001, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and accruals and advances from related parties. The Company estimates that the fair value of the Company's other financial instruments approximates the carrying values.

### Credit risk management

Receivables include amounts receivable for petroleum and natural gas sales which are generally made to large credit worthy customers in the United States. Accordingly, the Company views credit risks on these amounts as low.

The Company is exposed to losses in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

## 20. Segment information

The Company has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Company's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

(Amounts Expressed in United States Dollars)

### 21. Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproved properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the Company in 2001, 2000 or 1999.

For Canadian GAAP purposes, the Company accounts for its stock compensation plan as described in Note 2 under which no compensation expense was recognized for the years ended December 31, 2001, 2000 and 1999. For US GAAP purposes, the Company accounts for its stock based compensation plan under APB Opinion No. 25 and related interpretations under which no compensation was recognized for the years ended December 31, 2001, 2000 and 1999.

Under Canadian GAAP, no value was attributed to the 2,300,000 detachable warrants that were issued in 2000 with the Series A debentures (Note 9) whereas under US GAAP such warrants would have been valued at $345,000. Accordingly, under US GAAP, this amount would have been recorded as a reduction of the related debt and shareholders' equity would have been credited with a like amount under a separate category entitled "Warrants." Additionally, under US GAAP, amortization of $69,000 would have been recorded in both 2000 and 2001 on the debt reduction.

Under Canadian GAAP, it is permissible to capitalize certain costs relating to base metal exploration properties while under US GAAP such costs cannot be capitalized. In 1999, the Company wrote off the carrying value of its remaining base metal exploration property in the amount of $160,098. Since these costs would not have been previously capitalized under US GAAP, the reported loss for 1999 under US GAAP would not have included this write down.